FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Commission File Number: 001-38757
For the month of October 2023

TAKEDA PHARMACEUTICAL COMPANY LIMITED
(Translation of registrant’s name into English)
 1-1, Nihonbashi-Honcho 2-Chome
Chuo-ku, Tokyo 103-8668
Japan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Information furnished on this form:
EXHIBIT

Exhibit Number
1.	(English Translation) Summary of Financial Statements for the Six-month Period Ended September 30, 2023
99.1	Financial Appendix

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAKEDA PHARMACEUTICAL COMPANY LIMITED

Date: October 26, 2023	By:	/s/ Norimasa Takeda
Norimasa Takeda Chief Accounting Officer and Corporate Controller

Summary of Financial Statements for the Six-month Period Ended September 30, 2023 (IFRS, Consolidated)
October 26, 2023

Takeda Pharmaceutical Company Limited		Stock exchange listings:	Tokyo, Nagoya, Fukuoka, Sapporo
TSE Code:	4502	URL: https://www.takeda.com
Representative:	Christophe Weber, President & CEO
Contact:	Christopher O'Reilly	Telephone: +81-3-3278-2306	Email: takeda.ir.contact@takeda.com
Global Head of IR, Global Finance
Scheduled date of securities report submission: October 30, 2023
Scheduled date of dividend payment commencement: December 1, 2023
Supplementary materials for the financial statements: Yes
Presentation to explain the financial statements: Yes
(Million JPY, rounded to the nearest million)

1.	Consolidated Financial Results for the Six-month Period Ended September 30, 2023 (April 1 to September 30, 2023)
(1)Consolidated Operating Results (year to date)

	(Percentage figures represent changes over the same period of the previous year)
	Revenue		Operating profit		Profit before tax		Net profit for the period
	(Million JPY)	(%)	(Million JPY)	(%)	(Million JPY)	(%)	(Million JPY)	(%)
Six-month Period Ended September 30, 2023	2,101,707	6.4	119,230	(53.2)	39,053	(82.3)	41,436	(75.2)
Six-month Period Ended September 30, 2022	1,974,771	10.1	254,953	(26.3)	220,022	(22.6)	166,753	(9.2)

	Net profit attributable to owners of the Company		Total comprehensive income for the period		Basic earnings per share		Diluted earnings per share
	(Million JPY)	(%)	(Million JPY)	(%)	(JPY)		(JPY)
Six-month Period Ended September 30, 2023	41,365	(75.2)	824,964	(29.1)	26.51		26.29
Six-month Period Ended September 30, 2022	166,756	(9.2)	1,163,590	330.5	107.62		106.88

	Core Operating Profit		Core EPS
	(Billion JPY)	(%)	(JPY)
Six-month Period Ended September 30, 2023	588.8	(5.8)	261
Six-month Period Ended September 30, 2022	625.2	28.7	288

(2)Consolidated Financial Position

	Total assets (Million JPY)	Total equity (Million JPY)	Equity attributable to owners of the Company (Million JPY)	Ratio of equity attributable to owners of the Company to total assets (%)	Equity attributable to owners of the Company per share (JPY)
As of September 30, 2023	14,871,889	7,071,024	7,070,352	47.5	4,506.60
As of March 31, 2023	13,957,750	6,354,672	6,354,122	45.5	4,087.49

2. Dividends

	Annual dividends per share (JPY)
	1st quarter end	2nd quarter end	3rd quarter end	Year-end	Total
For the Fiscal Year Ended March 31, 2023	—	90.00	—	90.00	180.00
For the Fiscal Year Ending March 31, 2024	—	94.00
For the Fiscal Year Ending March 31, 2024 (Projection)			—	94.00	188.00
(Note) Modifications in the dividend projection from the latest announcement: None

3.	Forecasts for Consolidated Operating Results (Actual Exchange Rate basis) for the Fiscal Year Ending March 31, 2024 (April 1, 2023 to March 31, 2024)

	(Percentage figures represent changes from previous fiscal year)
	Revenue		Operating profit		Profit before income taxes		Net profit attributable to owners of the Company		Basic earnings per share
	(Million JPY)	(%)	(Million JPY)	(%)	(Million JPY)	(%)	(Million JPY)	(%)	(JPY)
For the Fiscal Year Ending March 31, 2024	3,980,000	(1.2)	225,000	(54.1)	70,000	(81.3)	93,000	(70.7)	59.45
(Note) Modifications in forecasts of consolidated operating results from the latest announcement: Yes

Forecasts for Core financial measures are shown below.

	(Percentage figures represent changes from previous fiscal year)
	Core Revenue		Core Operating Profit		Core EPS
	(Million JPY)	(%)	(Million JPY)	(%)	(JPY)
For the Fiscal Year Ending March 31, 2024	3,980,000	(1.2)	1,015,000	(14.6)	447
(Note) Modifications in forecasts of consolidated operating results from the latest announcement: Yes

The definition of Core financial measures is stated in the Attachment.

4.	Management Guidance (Constant Exchange Rate basis) for the Fiscal Year Ending March 31, 2024 (April 1, 2023 to March 31, 2024)
Takeda uses changes in Core Revenue, Core Operating Profit and Core EPS at Constant Exchange Rate (CER) basis as its Management Guidance. The full year management guidance for the fiscal year ending March 31, 2024 (FY2023) has not been changed from the management guidance announced at the FY2022 financial results announcement on May 11, 2023.

	Core Revenue Growth	Core Operating Profit Growth	Core EPS Growth
	(%)	(%)	(%)
For the Fiscal Year Ending March 31, 2024	Low-single-digit % decline	Low-10s % decline	Low-20s % decline

The definition of Constant Exchange Rate change is stated in the Attachment.

▪Additional Information

(1) Changes in significant subsidiaries during the period	: No
(changes in specified subsidiaries resulting in the change in the consolidation scope)

(2) Changes in accounting policies and changes in accounting estimates
1) Changes in accounting policies required by IFRS	: No
2) Changes in accounting policies other than 1)	: No
3) Changes in accounting estimates	: No

(3) Number of shares outstanding (common stock)
1) Number of shares outstanding (including treasury stock) at period end:
September 30, 2023	1,582,373,225 shares
March 31, 2023	1,582,296,025 shares

2) Number of shares of treasury stock at period end:
September 30, 2023	13,484,874 shares
March 31, 2023	27,767,213 shares

3) Average number of outstanding shares (for the six-month period ended September 30):
September 30, 2023	1,560,612,838 shares
September 30, 2022	1,549,478,885 shares

▪This summary of quarterly financial statements is not subject to quarterly review by the external auditor
▪Note to ensure appropriate use of forecasts and guidance, and other noteworthy items

•	Takeda applies International Financial Reporting Standards (IFRS), and the disclosure information in this document is based on IFRS.

•	All forecasts and management guidance in this document are based on information currently available and assumptions to management, and do not represent a promise or guarantee to achieve these forecasts. Various uncertain factors could cause actual results to differ, such as changes in the business environment and fluctuations in foreign exchange rates. Should any significant event occur which requires the forecasts or guidance to be revised, Takeda will disclose it in a timely manner.

•
For details of the forecasts for consolidated operating results and the management guidance, please refer to "1. Financial Highlights for the Six-month Period Ended September 30, 2023 (3) Outlook for the Fiscal Year Ending March 31, 2024" on page 10.

•
Supplementary materials for the financial statements including the Quarterly Financial Report and Earnings Presentation of the conference call on October 26, 2023, and its audio will be promptly posted on Takeda’s website.

(Takeda Website):
https://www.takeda.com/investors/financial-results/

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Six-month
Period Ended September 30, 2023 (Consolidated)
Attachment Index

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Six-month
Period Ended September 30, 2023 (Consolidated)
1. Financial Highlights for the Six-month Period Ended September 30, 2023
(1) Business Performance
(i) Consolidated Financial Results (April 1 to September 30, 2023)

	Billion JPY or percentage
	FY2022 H1	FY2023 H1	Change versus the same period of the previous fiscal year
			AER		CER
			Amount of Change	% Change	% Change
Revenue	1,974.8	2,101.7	126.9	6.4%	1.4%
Cost of sales	(598.3)	(664.7)	(66.4)	11.1%	6.0%
Selling, general and administrative expenses	(480.2)	(501.1)	(20.9)	4.3%	(0.8)%
Research and development expenses	(297.8)	(346.7)	(48.9)	16.4%	9.6%
Amortization and impairment losses on intangible assets associated with products	(273.6)	(369.7)	(96.0)	35.1%	25.8%
Other operating income	13.5	9.9	(3.6)	(26.7)%	(27.6)%
Other operating expenses	(83.4)	(110.2)	(26.9)	32.2%	27.1%
Operating profit	255.0	119.2	(135.7)	(53.2)%	(50.6)%
Finance income and (expenses), net	(33.6)	(81.8)	(48.2)	143.7%	147.9%
Share of profit (loss) of investments accounted for using the equity method	(1.4)	1.6	3.0	―	―
Profit before tax	220.0	39.1	(181.0)	(82.3)%	(79.8)%
Income tax (expenses) benefit	(53.3)	2.4	55.7	―	(86.0)%
Net profit for the period	166.8	41.4	(125.3)	(75.2)%	(77.8)%
In this section, when comparing results to the same period of the previous fiscal year, the amount of change and percentage change based on Actual Exchange Rates are presented in “AER” (which is presented in accordance with IFRS) and percentage change based on Constant Exchange Rate (which is a non-IFRS measure) is presented in “CER”. Please refer to (ii) Core Results (April 1 to September 30, 2023), Definition of Core financial measures and Constant Exchange Rate change, for the definition of “Constant Exchange Rate change”.
Revenue
Revenue for the six-month period ended September 30, 2023 was JPY 2,101.7 billion (JPY +126.9 billion and +6.4% AER, +1.4% CER). The increase is primarily attributable to favorable foreign exchange rates and growth from business momentum of our five key business areas (i.e. Gastroenterology (“GI”), Rare Diseases, Plasma-Derived Therapies (“PDT”) Immunology, Oncology, and Neuroscience), with the exception of Oncology which was impacted by generic erosion and intensified competition on certain products in the current period. In addition, revenue outside of our five key business areas decreased mainly due to lower revenue contribution from COVID-19 vaccines in Japan.
Revenue by Geographic Region
The following shows revenue by geographic region:

	Billion JPY or percentage
	FY2022 H1	FY2023 H1	Change versus the same period of the previous fiscal year
			AER		CER
Revenue:			Amount of Change	% Change	% Change
Japan	261.4	228.5	(32.8)	(12.6)%	(12.8)%
United States	1,032.5	1,104.8	72.2	7.0%	0.1%
Europe and Canada	409.0	460.0	51.0	12.5%	3.4%
Asia (excluding Japan)	105.7	123.3	17.6	16.6%	14.4%
Latin America	83.3	92.1	8.8	10.6%	15.8%
Russia/CIS	37.8	31.1	(6.7)	(17.8)%	(4.5)%
Other*1	45.1	62.0	16.9	37.4%	44.0%
Total	1,974.8	2,101.7	126.9	6.4%	1.4%
*1 Other includes the Middle East, Oceania and Africa.

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Six-month
Period Ended September 30, 2023 (Consolidated)
Revenue by Business Area
The following shows revenue by business area:

	Billion JPY or percentage
	FY2022 H1	FY2023 H1	Change versus the same period of the previous fiscal year
			AER		CER
Revenue:			Amount of Change	% Change	% Change
GI	546.4	596.9	50.5	9.2%	3.0%
Rare Diseases	362.2	381.0	18.7	5.2%	1.9%
Rare Hematology	155.7	152.7	(3.0)	(1.9)%	(5.7)%
Rare Genetics and Other	206.5	228.2	21.7	10.5%	7.6%
PDT Immunology	314.0	388.4	74.4	23.7%	17.2%
Oncology	225.3	225.2	(0.1)	(0.1)%	(3.0)%
Neuroscience	302.3	330.7	28.4	9.4%	3.2%
Other	224.6	179.6	(44.9)	(20.0)%	(23.1)%
Total	1,974.8	2,101.7	126.9	6.4%	1.4%

Year-on-year change in revenue for this six-month period in each of our business areas was primarily attributable to the following products:
GI
In GI, revenue was JPY 596.9 billion (JPY +50.5 billion and +9.2% AER, +3.0% CER).
Sales of ENTYVIO (for ulcerative colitis (“UC”) and Crohn’s disease (“CD”)) were JPY 391.7 billion (JPY +45.1 billion and +13.0% AER, +5.8% CER). Sales in the U.S. were JPY 271.1 billion (JPY +27.3 billion and +11.2% AER). The increase was due to favorable foreign exchange rates and demand in the first line biologic inflammatory bowel disease (“IBD”) population primarily in UC. Sales in Europe and Canada were JPY 92.0 billion (JPY +13.2 billion and +16.7% AER). The increase was primarily due to favorable foreign exchange rates and new patient gains by an increased use of the subcutaneous formulation.
Sales of GATTEX/REVESTIVE (for short bowel syndrome) were JPY 58.9 billion (JPY +10.5 billion and +21.6% AER, +15.5% CER). The increase was primarily due to increased demand across all regions, expansion activities (infant indication label expansion and geographic expansion), and favorable exchange rates.
Sales of TAKECAB/VOCINTI (for acid-related diseases) were JPY 58.8 billion (JPY +4.1 billion and +7.5% AER, +6.9% CER). The increase was primarily due to increased sales in Japan and the Growth and Emerging Markets including Brazil and China.
Sales of DEXILANT (for acid reflux disease) were JPY 23.2 billion (JPY -14.8 billion and -39.0% AER, -43.1% CER). The decrease was due to the loss of exclusivity and the termination of the authorized generics program in the U.S.
Rare Diseases
In Rare Diseases, revenue was JPY 381.0 billion (JPY +18.7 billion and +5.2% AER, +1.9% CER).
Revenue of Rare Hematology was JPY 152.7 billion (JPY -3.0 billion and -1.9% AER, -5.7% CER).
Sales of FEIBA (for hemophilia A and B) were JPY 19.8 billion (JPY -1.5 billion and -7.0% AER, -10.7% CER). The decrease was primarily due to competition in Brazil.
Aggregate sales of plasma-derived human coagulation factor products, HEMOFIL (for hemophilia A), IMMUNATE (for hemophilia A), and IMMUNINE (for hemophilia B) were JPY 9.3 billion (JPY -1.3 billion and -12.5% AER, -16.4% CER). The decrease was primarily due to decreased sales in the Growth and Emerging Markets.
Sales of ADYNOVATE/ADYNOVI (for hemophilia A) were JPY 33.5 billion (JPY -0.9 billion and -2.7% AER, -6.5% CER). The decrease was primarily due to negative impacts from competition in the U.S.
Sales of VONVENDI (for von Willebrand disease) were JPY 7.4 billion (JPY +1.5 billion and +26.0% AER, +17.3% CER). The increase was primarily due to increased demand in the U.S.

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Six-month
Period Ended September 30, 2023 (Consolidated)
Revenue of Rare Genetics and Other was JPY 228.2 billion (JPY +21.7 billion and +10.5% AER, +7.6% CER).
Sales of TAKHZYRO (for hereditary angioedema) were JPY 87.1 billion (JPY +14.3 billion and +19.6% AER, +13.1% CER). The continued growth was attributable to sustained launch momentum, expansion into new patient populations such as pediatrics, rising diagnosis rates, the growth of the prophylactic market, and favorable exchange rates.
Sales of LIVTENCITY (for post-transplant cytomegalovirus (“CMV”) infection/disease) were JPY 8.3 billion (JPY +4.1 billion and +96.9% AER, +83.2% CER). The increase was primarily attributable to strong market penetration and successful launch performance in the U.S., complemented by continued geographical expansion in Europe.
Sales of enzyme replacement therapy ELAPRASE (for Hunter syndrome) were JPY 45.7 billion (JPY +3.3 billion and +7.7% AER, +6.3% CER). The increase was primarily due to strong demand in the Growth and Emerging Markets.
PDT Immunology
In PDT Immunology, revenue was JPY 388.4 billion (JPY +74.4 billion and +23.7% AER, +17.2% CER).
Aggregate sales of immunoglobulin products were JPY 309.2 billion (JPY +64.1 billion and +26.2% AER, +19.0% CER). Sales of each of our three global immunoglobulin brands marked double digit percentage of revenue growth, due to continued strong demand globally and growing supply, as well as favorable foreign exchange rates. Those include GAMMAGARD LIQUID/KIOVIG (for the treatment of primary immunodeficiency (“PID”) and multifocal motor neuropathy (“MMN”)), and subcutaneous immunoglobulin therapies (CUVITRU and HYQVIA) which are growing due to their benefit to patients and convenience in administration compared to intravenous therapies.
Aggregate sales of albumin products including HUMAN ALBUMIN and FLEXBUMIN (both primarily used for hypovolemia and hypoalbuminemia) were JPY 58.9 billion (JPY +7.2 billion and +13.9% AER, +10.9% CER). The increase was primarily driven by strong albumin demand in China.
Oncology
In Oncology, revenue was JPY 225.2 billion (JPY -0.1 billion and -0.1% AER, -3.0% CER).
Sales of VELCADE (for multiple myeloma) were JPY 2.9 billion (JPY -17.9 billion and -86.0% AER, -87.0% CER). The decrease was due to generic erosion in the U.S.
Sales of ADCETRIS (for malignant lymphomas) were JPY 54.3 billion (JPY +12.6 billion and +30.1% AER, +29.3% CER). The increase was led by strong growth in Growth and Emerging Markets.
Sales of ALUNBRIG (for small-cell lung cancer) were JPY 13.7 billion (JPY +4.0 billion and +41.2% AER, +36.2% CER). The increase benefited from strong demand across all regions.
Neuroscience
In Neuroscience, revenue was JPY 330.7 billion (JPY +28.4 billion and +9.4% AER, +3.2% CER).
Sales of VYVANSE/ELVANSE (for attention deficit hyperactivity disorder (“ADHD”)) were JPY 226.3 billion (JPY +15.0 billion and +7.1% AER, +0.7% CER). Despite the growth of the adult market and favorable foreign exchange rates, these impacts were predominantly offset by multiple generic entrants in the U.S. starting from late August of this year.
Sales of ADDERALL XR (for ADHD) were JPY 22.6 billion (JPY +10.1 billion and +80.3% AER, +68.1% CER). The increase was primarily due to a shortage of generic versions of the instant release formulation marketed by competitors in the U.S.
Cost of Sales
Cost of Sales was JPY 664.7 billion (JPY +66.4 billion and +11.1% AER, +6.0% CER). The increase was primarily due to revenue growth in our five key business area with a change in product mix and the depreciation of Japanese yen as compared to the same period of the previous fiscal year. This was partially offset by a decrease in non-cash charges related to the unwind of the fair value step up on acquired inventories recognized in connection with the acquisition of Shire.
Selling, General and Administrative (SG&A) expenses
SG&A expenses were JPY 501.1 billion (JPY +20.9 billion and +4.3% AER, -0.8% CER). The increase was mainly due to the impact from the depreciation of Japanese yen.
Research and Development (R&D) expenses
R&D expenses were JPY 346.7 billion (JPY +48.9 billion and +16.4% AER, +9.6% CER). The increase was mainly due to various investments in pipeline programs and the impact from the depreciation of Japanese yen.

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Six-month
Period Ended September 30, 2023 (Consolidated)
Amortization and Impairment Losses on Intangible Assets Associated with Products
Amortization and Impairment Losses on Intangible Assets Associated with Products was JPY 369.7 billion (JPY +96.0 billion and +35.1% AER, +25.8% CER). The increase was mainly due to an increase in impairment charges for certain assets related to in-process R&D and marketed products and an increase of amortization expenses due to the depreciation of Japanese yen. The JPY 115.8 billion impairment losses recorded in the current period primarily includes JPY 74.0 billion impairment charges for ALOFISEL (for complex Crohn's perianal fistulas) following topline results of phase 3 ADMIRE-CD II trial and JPY 28.5 billion impairment charges following a decision to voluntarily withdraw EXKIVITY (for non-small cell lung cancer) globally.
Other Operating Income
Other Operating Income was JPY 9.9 billion (JPY -3.6 billion and -26.7% AER, -27.6% CER).
Other Operating Expenses
Other Operating Expenses were JPY 110.2 billion (JPY +26.9 billion and +32.2% AER, +27.1% CER). The increase was primarily driven by increases in reserves and provisions, including for certain legal proceedings, and restructuring expenses.
Operating Profit
As a result of the above factors, Operating Profit was JPY 119.2 billion (JPY -135.7 billion and -53.2% AER, -50.6% CER).
Net Finance Expenses
Net Finance Expenses were JPY 81.8 billion (JPY +48.2 billion and +143.7% AER, +147.9% CER). The increase of Net Finance Expenses compared to the same period of the previous year was primarily due to a decrease in financial income reflecting gains from acquisitions of prior equity method companies and other income and gains recorded in the same period of the previous fiscal year.
Share of Profit of Investments Accounted for Using the Equity Method
Share of Profit of Investments Accounted for Using the Equity Method was JPY 1.6 billion (JPY +3.0 billion, compared to Share of Loss of Investments Accounted for Using the Equity Method of JPY 1.4 billion).
Income Tax (Expenses) Benefit
Income Tax Benefit was JPY 2.4 billion (JPY +55.7 billion, compared to Income Tax Expenses of JPY 53.3 billion, -86.0% CER). The increase was primarily due to a tax expense reduction of JPY 63.5 billion resulting from the reversal of the income taxes payable in excess of the settlement with Irish Revenue Commissioners with respect to a tax assessment related to the treatment of an acquisition break fee Shire received from AbbVie, Inc. (AbbVie) in 2014 as well as lower pretax earnings. These increases were partially offset by the tax charges from the write-down of deferred tax assets in the current period.
Net Profit for the Period
Net Profit for the Period was JPY 41.4 billion (JPY -125.3 billion and -75.2% AER, -77.8% CER).

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Six-month
Period Ended September 30, 2023 (Consolidated)
(ii) Core Results (April 1 to September 30, 2023)
Definition of Core financial measures and Constant Exchange Rate change
Takeda uses the concept of Core financial measures for measuring financial performance. These measures are not defined by International Financial Reporting Standards (IFRS).

Core Revenue represents revenue adjusted to exclude significant items unrelated to Takeda's core operations.

Core Operating Profit represents net profit adjusted to exclude income tax expenses, the share of profit or loss of investments accounted for using the equity method, finance expenses and income, other operating expenses and income, amortization and impairment losses on acquired intangible assets and other items unrelated to Takeda’s core operations, such as non-recurring items, purchase accounting effects and transaction related costs.

Core EPS represents net profit adjusted to exclude the impact of items excluded in the calculation of Core Operating Profit, and other non-operating items (e.g. amongst other items, fair value adjustments and the imputed financial charge related to contingent consideration) that are unusual, non-recurring in nature or unrelated to Takeda’s ongoing operations and the tax effect of each of the adjustments, divided by the average outstanding shares (excluding treasury shares) of the reporting periods presented.

Constant Exchange Rate (CER) change eliminates the effect of foreign exchange rates from year-over-year comparisons by translating Reported or Core results for the current period using corresponding exchange rates in the same period of the previous fiscal year.

Results of Core Operations

	Billion JPY or percentage
	FY2022 H1	FY2023 H1	Change versus the same period of the previous fiscal year
			AER		CER
			Amount of Change	% change	% change
Core Revenue	1,974.8	2,101.7	126.9	6.4%	1.4%
Core Operating Profit	625.2	588.8	(36.4)	(5.8)%	(9.5)%
Core EPS (JPY)	288	261	(27)	(9.4)%	(14.4)%

Core Revenue
Core Revenue for the six-month period ended September 30, 2023 was JPY 2,101.7 billion (JPY +126.9 billion and +6.4% AER, +1.4% CER). There were no significant items unrelated to Takeda’s core operations excluded from revenue in the current period or in the same period of the previous fiscal year, and, accordingly, Core Revenue for these periods is the same as Reported Revenue. Business momentum was led by Takeda’s Growth and Launch Products* which totaled JPY 875.9 billion (JPY +143.1 billion and +19.5% AER, +12.7% CER).
*    Takeda’s Growth and Launch Products
    GI: ENTYVIO, ALOFISEL
    Rare Diseases: TAKHZYRO, LIVTENCITY
    PDT Immunology: Immunoglobulin products including GAMMAGARD LIQUID/KIOVIG, HYQVIA, and CUVITRU,
Albumin products including HUMAN ALBUMIN and FLEXBUMIN
    Oncology: ALUNBRIG, EXKIVITY (Takeda decided to voluntarily withdraw the product globally)
Other: QDENGA

Core Operating Profit
Core Operating Profit for the current period was JPY 588.8 billion (JPY -36.4 billion and -5.8% AER, -9.5% CER). The decrease was primarily due to a change in product mix and investments in various pipeline programs and data and technology.

Core EPS
Core EPS for the current period was JPY 261 (JPY -27 and -9.4% AER, -14.4% CER).

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Six-month
Period Ended September 30, 2023 (Consolidated)
(2) Consolidated Financial Position
The amount of change from the previous fiscal year-end is presented based on Actual Exchange Rates.
Assets.
Total Assets as of September 30, 2023 were JPY 14,871.9 billion (JPY +914.1 billion). The increases of Goodwill, Property, Plant and Equipment, Inventories, and Intangible Assets (JPY +510.3 billion, JPY +202.9 billion, JPY +169.4 billion, and JPY +132.8 billion, respectively) were mainly due to the effect of foreign currency translation. These increases were partially offset by a decrease in Cash and Cash Equivalents (JPY -215.5 billion).

Liabilities.
Total Liabilities as of September 30, 2023 were JPY 7,800.9 billion (JPY +197.8 billion). Bonds and Loans were JPY 4,679.2 billion* (JPY +296.9 billion), which increased primarily due to the effect of foreign currency translation and the issuance of commercial paper. In addition, Other Financial Liabilities increased (JPY +162.6 billion) primarily due to increased lease liabilities in the U.S. These increases were partially offset by a decrease in Trade and Other Payables (JPY -228.2 billion) due to payments for the remaining upfront payment related to the acquisition of TAK-279 from Nimbus Therapeutics, LLC (Nimbus) and the exclusive license agreement with HUTCHMED (China) Limited (HUTCHMED).

* The carrying amount of Bonds was JPY 3,931.9 billion and Loans was JPY 747.4 billion as of September 30, 2023. Breakdown of Bonds and Loans' carrying amount is as follows.
Bonds:

Name of Bond (Face Value if Denominated in Foreign Currency)	Issuance	Maturity	Carrying Amount (Billion JPY)
Unsecured US dollar denominated senior notes (USD 1,301 million)	June 2015	June 2025 ~ June 2045	194.8
Unsecured US dollar denominated senior notes (USD 3,000 million)	September 2016	September 2026	430.0
Unsecured Euro denominated senior notes (EUR 3,000 million)	November 2018	November 2026 ~ November 2030	472.0
Unsecured US dollar denominated senior notes (USD 2,250 million)	November 2018	November 2023 ~ November 2028	333.9
Hybrid bonds (subordinated bonds)	June 2019	June 2079	499.2
Unsecured US dollar denominated senior notes (USD 7,000 million)	July 2020	March 2030 ~ July 2060	1,036.7
Unsecured Euro denominated senior notes (EUR 3,600 million)	July 2020	July 2027 ~ July 2040	565.8
Unsecured JPY denominated senior bonds	October 2021	October 2031	249.5
Commercial paper	September 2023	December 2023	150.0
Total			3,931.9

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Six-month
Period Ended September 30, 2023 (Consolidated)
Loans:

Name of Loan (Face Value if Denominated in Foreign Currency)	Execution	Maturity	Carrying Amount (Billion JPY)
Syndicated loans	April 2016	April 2026	100.0
Syndicated loans	April 2017	April 2027	113.5
Syndicated loans (USD 1,500 million)	April 2017	April 2027	223.4
Syndicated loans	April 2023	April 2030	100.0
Bilateral loans	March 2016 ~ March 2023	April 2024 ~ March 2029	210.0
Other			0.5
Total			747.4

On April 26, 2023, Takeda repaid JPY 100.0 billion in Syndicated Loans falling due and on the same day entered into new Syndicated Loans of JPY 100.0 billion maturing on April 26, 2030. Following this, Takeda redeemed USD 1,000 million of unsecured senior notes issued in September 2016 on their maturity date of September 23, 2023. Furthermore, Takeda had short term commercial paper drawings outstanding of JPY 150.0 billion as at September 30, 2023.

Equity.
Total Equity as of September 30, 2023 was JPY 7,071.0 billion (JPY +716.4 billion). The increase of Other Components of Equity (JPY +779.8 billion) was mainly due to fluctuation in currency translation adjustments reflecting the depreciation of Japanese yen. This increase was partially offset by a decrease in Retained Earnings (JPY -95.1 billion) mainly due to the decrease of JPY 140.1 billion related to dividends payments while Net Profit for the Period contributed to an increase.
Consolidated Cash Flows

	Billion JPY
	FY2022 H1	FY2023 H1
Net cash from (used in) operating activities	305.2	291.3
Net cash from (used in) investing activities	(121.9)	(327.1)
Net cash from (used in) financing activities	(267.6)	(198.4)
Net increase (decrease) in cash and cash equivalents	(84.3)	(234.2)
Cash and cash equivalents at the beginning of the year	849.7	533.5
Effects of exchange rate changes on cash and cash equivalents	32.7	18.8
Cash and cash equivalents at the end of the period	798.1	318.1
The amount of change from the same period of the previous fiscal year is presented based on Actual Exchange Rates.
Net cash from operating activities
Net cash from operating activities for the current period was JPY 291.3 billion (JPY -13.9 billion). The decrease was due to unfavorable impacts from a lower net profit for the period adjusted for non-cash items and other adjustments, along with an increase in Income taxes paid. These were partially offset by a favorable net impact from Changes in assets and liabilities and other changes.
Net cash used in investing activities
Net cash used in investing activities was JPY 327.1 billion (JPY +205.2 billion). This increase was mainly due to an increase in Acquisition of intangible assets related to the acquisition of TAK-279 from Nimbus and the exclusive license agreement with HUTCHMED.

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Six-month
Period Ended September 30, 2023 (Consolidated)
Net cash used in financing activities
Net cash used in financing activities was JPY 198.4 billion (JPY -69.2 billion). The decrease was mainly due to a net increase in commercial paper drawings of JPY 110.0 billion and the settlement of cross currency interest rate swaps related to bonds during the current period. These were partially offset by the redemption of USD 1,000 million of unsecured senior notes issued in September 2016 on their maturity date of September 23, 2023.

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Six-month
Period Ended September 30, 2023 (Consolidated)
(3) Outlook for the Fiscal Year Ending March 31, 2024
The full year consolidated reported forecast for the fiscal year ending March 31, 2024 (FY2023) has been revised from the previous forecast (announced on May 11, 2023), as follows:
Consolidated Reported Forecast for the Fiscal Year Ending March 31, 2024 (FY2023)

			Billion JPY or percentage
	Original Forecast (May 11, 2023)	Revised Forecast (October 26, 2023)	Change vs. the Original Forecast
Revenue	3,840.0	3,980.0	140.0	3.6%
Operating profit	349.0	225.0	(124.0)	(35.5)%
Profit before tax	185.0	70.0	(115.0)	(62.2)%
Net profit for the year (attributable to owners of the Company)	142.0	93.0	(49.0)	(34.5)%
EPS (JPY)	90.75	59.45	(31.3)	(34.5)%
Core Revenue	3,840.0	3,980.0	140.0	3.6%
Core Operating Profit	1,015.0	1,015.0	—	—%
Core EPS (JPY)	434	447	13.0	3.1%
[Revenue]
Takeda expects FY2023 revenue to be JPY 3,980.0 billion, an increase of JPY 140.0 billion, or 3.6%, from the original forecast. This is predominantly due to changes in the assumptions of foreign exchange rates reflecting the trend towards depreciation of the yen.
[Operating Profit]
Operating Profit forecast has been decreased by JPY 124.0 billion, or 35.5%, to JPY 225.0 billion. This is mainly due to a revised assumption of impairment losses on intangible assets associated with products, reflecting the FY2023 H1 actual results in which Takeda recorded impairment losses for ALOFISEL and EXKIVITY. Other Operating Expenses has also been updated to include the effect of provisions recorded in FY2023 H1 not known at the time of and therefore not included in the original forecast.
Core Operating Profit, adjusted to exclude items unrelated to Takeda's core operations, remains unchanged from the original forecast of JPY 1,015.0 billion.
[Net profit for the year (attributable to owners of the Company)]
Net profit for the year (attributable to owners of the Company) forecast has been decreased by JPY 49.0 billion, or 34.5%, to JPY 93.0 billion. An impact of the decrease of profit before tax is expected to be mostly offset by the tax expense reduction recorded in FY2023 H1 for the amount of JPY 63.5 billion, which resulted from a settlement with the Irish Revenue Commissioners over the tax assessment of an acquisition break fee Shire received in 2014.
Reported EPS is expected to be JPY 59.45, a decrease of 34.5%, and Core EPS is expected to be JPY 447, an increase of 3.1%.

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Six-month
Period Ended September 30, 2023 (Consolidated)
Major assumptions used in preparing the FY2023 Revised Reported Forecast

			Billion JPY or percentage
	Original Forecast (May 11, 2023)		Revised Forecast (October 26, 2023)
FX rates (JPY)	USD/JPY EUR/JPY RUB/JPY BRL/JPY CNY/JPY	131 141 1.9 25.9 19.5	USD/JPY EUR/JPY RUB/JPY BRL/JPY CNY/JPY	137 145 1.6 28.5 19.8
R&D expenses	(643.0)		(680.0)
Amortization of intangible assets associated with products	(480.0)		(500.0)
Impairment of intangible assets associated with products	(50.0)		(120.0)
Other operating income	14.0		14.0
Other operating expenses	(150.0)		(180.0)
Other Core Operating Profit adjustments	—		4.0
Finance income and (expenses), net	(165.0)		(157.0)
Free cash flow*	400.0 - 500.0		400.0 - 500.0
Capital expenditures (cash flow base)*	(480.0 - 530.0)		(480.0 - 530.0)
Depreciation and amortization (excluding intangible assets associated with products)	(170.0)		(180.0)
Cash tax rate on adjusted EBITDA (excluding divestitures)	Mid-to-high teen %		Mid-to-high teen %
*    Revised Forecast reflects expenditures related to the acquisition of TAK-279 from Nimbus (JPY 134.1 billion) and in-licensing of fruquintinib from HUTCHMED (JPY 55.1 billion).
Management Guidance
Takeda uses changes in Core Revenue, Core Operating Profit and Core EPS at Constant Exchange Rate (CER) basis as its Management Guidance. The full year management guidance for the fiscal year ending March 31, 2024 (FY2023) has not been changed from the management guidance announced at the FY2022 financial results announcement on May 11, 2023.

FY2023 Management Guidance CER % Change*
Core Revenue	Low-single-digit % decline
Core Operating Profit	Low-10s % decline
Core EPS	Low-20s % decline
* Please refer to 1. Financial Highlights for the Six-month Period Ended September 30, 2023, (1) Business Performance, (ii) Core Results (April 1 to September 30, 2023), Definition of Core financial measures and Constant Exchange Rate change, for the definition.
Forward looking statements
All forecasts in this document are based on information and assumptions currently available to management, and do not represent a promise or guarantee to achieve these forecasts. Various uncertain factors could cause actual results to differ, such as changes in the business environment and fluctuations in foreign exchange rates. Should any significant event occur which requires the forecast to be revised, Takeda will disclose it in a timely manner.

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Six-month
Period Ended September 30, 2023 (Consolidated)
(4) Interim Dividend for Fiscal 2023

Takeda maintains its annual dividend projection of JPY 188 per share.

For the six-month period ended September 30, 2023, Takeda's Board of Directors approved the payment of an interim dividend of JPY 94 per share. The dividend will be paid on December 1, 2023.

(5) Other
Tax Assessment Settlement with Irish Revenue Commissioners
Shire received a tax assessment from the Irish Revenue Commissioners (“Irish Revenue”) on November 28, 2018 for EUR 398 million. This assessment relates to the tax treatment of the USD 1,635 million break fee Shire received from AbbVie in connection with the terminated offer to acquire Shire made by AbbVie in 2014. Shire was acquired by Takeda in January 2019. Takeda appealed the assessment to the Tax Appeals Commission (“TAC”) and the appeal was heard by the TAC in late 2020. On July 30, 2021, Takeda received a ruling on the matter from the TAC, with the TAC ruling in favor of the Irish Revenue and recorded an income taxes payable for the case. Subsequently, on October 17, 2023, Takeda agreed with the Irish Revenue to settle the tax assessment for EUR 130 million including interest and without penalties, as a full and final settlement of all liabilities in relation to the receipt of the break fee. As a result, Takeda reversed its income taxes payable in excess of the settlement amount of EUR 130 million and recorded JPY 63.5 billion reduction to tax expenses.

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Six-month
Period Ended September 30, 2023 (Consolidated)
2. Condensed Interim Consolidated Financial Statements [IFRS] and Major Notes
(1) Condensed Interim Consolidated Statements of Profit or Loss

	JPY (millions, except per share data)
	Six-month Period Ended September 30,
	2022	2023
Revenue	1,974,771	2,101,707
Cost of sales	(598,327)	(664,696)
Selling, general and administrative expenses	(480,214)	(501,065)
Research and development expenses	(297,752)	(346,687)
Amortization and impairment losses on intangible assets associated with products	(273,643)	(369,665)
Other operating income	13,476	9,874
Other operating expenses	(83,359)	(110,240)
Operating profit	254,953	119,230
Finance income	75,707	24,312
Finance expenses	(109,272)	(106,095)
Share of profit (loss) of investments accounted for using the equity method	(1,366)	1,607
Profit before tax	220,022	39,053
Income tax (expenses) benefit	(53,269)	2,382
Net profit for the period	166,753	41,436
Attributable to:
Owners of the Company	166,756	41,365
Non-controlling interests	(3)	71
Net profit for the period	166,753	41,436
Earnings per share (JPY)
Basic earnings per share	107.62	26.51
Diluted earnings per share	106.88	26.29

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Six-month
Period Ended September 30, 2023 (Consolidated)
(2) Condensed Interim Consolidated Statements of Comprehensive Income

	JPY (millions)
	Six-month Period Ended September 30,
	2022	2023
Net profit for the period	166,753	41,436
Other comprehensive income (loss)
Items that will not be reclassified to profit or loss:
Changes in fair value of financial assets measured at fair value through other comprehensive income	5,284	6,537
Remeasurement of defined benefit pension plans	13,395	2,644
	18,679	9,181
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	1,035,192	779,220
Cash flow hedges	(33,200)	(2,015)
Hedging cost	(22,749)	(2,579)
Share of other comprehensive loss of investments accounted for using the equity method	(1,085)	(279)
	978,158	774,347
Other comprehensive income for the period, net of tax	996,837	783,528
Total comprehensive income for the period	1,163,590	824,964
Attributable to:
Owners of the Company	1,163,535	824,843
Non-controlling interests	55	121
Total comprehensive income for the period	1,163,590	824,964

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Six-month
Period Ended September 30, 2023 (Consolidated)
(3) Condensed Interim Consolidated Statements of Financial Position

	JPY (millions)
	As of March 31, 2023	As of September 30, 2023
ASSETS
Non-current assets:
Property, plant and equipment	1,691,229	1,894,136
Goodwill	4,790,723	5,301,017
Intangible assets	4,269,657	4,402,421
Investments accounted for using the equity method	99,174	103,112
Other financial assets	279,683	313,252
Other non-current assets	63,325	59,672
Deferred tax assets	366,003	336,211
Total non-current assets	11,559,794	12,409,822
Current assets:
Inventories	986,457	1,155,866
Trade and other receivables	649,429	755,327
Other financial assets	20,174	15,756
Income taxes receivable	32,264	32,739
Other current assets	160,868	178,219
Cash and cash equivalents	533,530	318,051
Assets held for sale	15,235	6,108
Total current assets	2,397,956	2,462,066
Total assets	13,957,750	14,871,889

LIABILITIES AND EQUITY
LIABILITIES
Non-current liabilities:
Bonds and loans	4,042,741	4,404,363
Other financial liabilities	534,269	574,874
Net defined benefit liabilities	127,594	134,953
Income taxes payable	24,558	4,025
Provisions	55,969	14,958
Other non-current liabilities	65,389	71,354
Deferred tax liabilities	270,620	228,719
Total non-current liabilities	5,121,138	5,433,247
Current liabilities:
Bonds and loans	339,600	274,841
Trade and other payables	649,233	421,078
Other financial liabilities	185,537	307,543
Income taxes payable	232,377	130,218
Provisions	508,360	657,657
Other current liabilities	566,689	576,279
Liabilities held for sale	144	—
Total current liabilities	2,481,940	2,367,617
Total liabilities	7,603,078	7,800,864

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Six-month
Period Ended September 30, 2023 (Consolidated)

	JPY (millions)
	As of March 31, 2023	As of September 30, 2023
EQUITY
Share capital	1,676,345	1,676,503
Share premium	1,728,830	1,711,109
Treasury shares	(100,317)	(51,246)
Retained earnings	1,541,146	1,446,018
Other components of equity	1,508,119	2,287,969
Equity attributable to owners of the Company	6,354,122	7,070,352
Non-controlling interests	549	673
Total equity	6,354,672	7,071,024
Total liabilities and equity	13,957,750	14,871,889

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Six-month
Period Ended September 30, 2023 (Consolidated)
(4) Condensed Interim Consolidated Statements of Changes in Equity
Six-month period ended September 30, 2022 (From April 1 to September 30, 2022)

	JPY (millions)
	Equity attributable to owners of the company
	Share capital	Share premium	Treasury shares	Retained earnings	Other components of equity
					Exchange differences on translation of foreign operations	Changes in fair value of financial assets measured at fair value through other comprehensive income
As of April 1, 2022	1,676,263	1,708,873	(116,007)	1,479,716	984,141	22,068
Effect of hyperinflation				(1,960)	4,121
Restated opening balance	1,676,263	1,708,873	(116,007)	1,477,756	988,263	22,068
Net profit for the period				166,756
Other comprehensive income (loss)					1,034,071	5,262
Comprehensive income (loss) for the period	—	—	—	166,756	1,034,071	5,262
Transactions with owners:
Issuance of new shares	67	67
Acquisition of treasury shares		(5)	(27,051)
Disposal of treasury shares		0	0
Dividends				(138,217)
Transfers from other components of equity				23,906		(10,510)
Share-based compensation		29,335
Exercise of share-based awards		(42,725)	42,745
Total transactions with owners	67	(13,329)	15,694	(114,311)	—	(10,510)
As of September 30, 2022	1,676,330	1,695,544	(100,313)	1,530,200	2,022,333	16,819

	Equity attributable to owners of the company
	Other components of equity
	Cash flow hedges	Hedging cost	Remeasurements of defined benefit pension plans	Total other components of equity	Total equity attributable to owners of the Company	Non- controlling interests	Total equity
As of April 1, 2022	(65,901)	(6,135)	—	934,173	5,683,019	504	5,683,523
Effect of hyperinflation				4,121	2,161		2,161
Restated opening balance	(65,901)	(6,135)	—	938,294	5,685,180	504	5,685,684
Net profit for the period				—	166,756	(3)	166,753
Other comprehensive income (loss)	(33,200)	(22,749)	13,395	996,779	996,779	58	996,837
Comprehensive income (loss) for the period	(33,200)	(22,749)	13,395	996,779	1,163,535	55	1,163,590
Transactions with owners:
Issuance of new shares				—	133		133
Acquisition of treasury shares				—	(27,057)		(27,057)
Disposal of treasury shares				—	1		1
Dividends				—	(138,217)		(138,217)
Transfers from other components of equity			(13,395)	(23,906)	—		—
Share-based compensation				—	29,335		29,335
Exercise of share-based awards				—	19		19
Total transactions with owners	—	—	(13,395)	(23,906)	(135,786)	—	(135,786)
As of September 30, 2022	(99,101)	(28,884)	—	1,911,167	6,712,929	560	6,713,489

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Six-month
Period Ended September 30, 2023 (Consolidated)
Six-month period ended September 30, 2023 (From April 1 to September 30, 2023)

	JPY (millions)
	Equity attributable to owners of the company
	Share capital	Share premium	Treasury shares	Retained earnings	Other components of equity
					Exchange differences on translation of foreign operations	Changes in fair value of financial assets measured at fair value through other comprehensive income
As of April 1, 2023	1,676,345	1,728,830	(100,317)	1,541,146	1,606,128	12,470
Net profit for the period				41,365
Other comprehensive income (loss)					778,851	6,577
Comprehensive income (loss) for the period	—	—	—	41,365	778,851	6,577
Transactions with owners:
Issuance of new shares	158	158
Acquisition of treasury shares			(2,355)
Disposal of treasury shares		0	0
Dividends				(140,121)
Changes in ownership
Transfers from other components of equity				3,628		(985)
Share-based compensation		33,606
Exercise of share-based awards		(51,485)	51,426
Total transactions with owners	158	(17,721)	49,071	(136,493)	—	(985)
As of September 30, 2023	1,676,503	1,711,109	(51,246)	1,446,018	2,384,979	18,062

	Equity attributable to owners of the company
	Other components of equity
	Cash flow hedges	Hedging cost	Remeasurements of defined benefit pension plans	Total other components of equity	Total equity attributable to owners of the Company	Non- controlling interests	Total equity
As of April 1, 2023	(87,352)	(23,127)	—	1,508,119	6,354,122	549	6,354,672
Net profit for the period				—	41,365	71	41,436
Other comprehensive income (loss)	(2,015)	(2,579)	2,644	783,478	783,478	50	783,528
Comprehensive income (loss) for the period	(2,015)	(2,579)	2,644	783,478	824,843	121	824,964
Transactions with owners:
Issuance of new shares				—	315		315
Acquisition of treasury shares				—	(2,355)		(2,355)
Disposal of treasury shares				—	0		0
Dividends				—	(140,121)		(140,121)
Changes in ownership				—	—	3	3
Transfers from other components of equity			(2,644)	(3,628)	—		—
Share-based compensation				—	33,606		33,606
Exercise of share-based awards				—	(60)		(60)
Total transactions with owners	—	—	(2,644)	(3,628)	(108,613)	3	(108,611)
As of September 30, 2023	(89,367)	(25,706)	—	2,287,969	7,070,352	673	7,071,024

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Six-month
Period Ended September 30, 2023 (Consolidated)
(5) Condensed Interim Consolidated Statements of Cash Flows

	JPY (millions)
	Six-month Period Ended September 30,
	2022	2023
Cash flows from operating activities:
Net profit for the period	166,753	41,436
Depreciation and amortization	326,110	354,197
Impairment losses	35,950	126,703
Equity-settled share-based compensation	29,335	33,977
Loss on sales and disposal of property, plant and equipment	145	304
Gain on divestment of business and subsidiaries	(640)	(294)
Change in fair value of financial assets and liabilities associated with contingent consideration arrangements, net	446	(150)
Finance (income) and expenses, net	33,565	81,783
Share of loss (profit) of investments accounted for using the equity method	1,366	(1,607)
Income tax expenses (benefit)	53,269	(2,382)
Changes in assets and liabilities:
Increase in trade and other receivables	(5,915)	(73,081)
Increase in inventories	(15,778)	(77,938)
Decrease in trade and other payables	(137,260)	(49,679)
Increase (decrease) in provisions	(12,939)	17,163
Increase (decrease) in other financial liabilities	(48,068)	34,178
Other, net	(11,887)	(74,375)
Cash generated from operations	414,451	410,234
Income taxes paid	(115,432)	(129,040)
Tax refunds and interest on tax refunds received	6,215	10,111
Net cash from operating activities	305,234	291,305
Cash flows from investing activities:
Interest received	1,456	5,102
Dividends received	2,415	147
Acquisition of property, plant and equipment	(71,423)	(83,804)
Proceeds from sales of property, plant and equipment	97	8,337
Acquisition of intangible assets	(67,562)	(255,476)
Acquisition of investments	(4,694)	(2,264)
Proceeds from sales and redemption of investments	18,400	631
Proceeds from sales of business, net of cash and cash equivalents divested	—	365
Other, net	(609)	(148)
Net cash used in investing activities	(121,920)	(327,109)

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Six-month
Period Ended September 30, 2023 (Consolidated)

	JPY (millions)
	Six-month Period Ended September 30,
	2022	2023
Cash flows from financing activities:
Net increase in short-term loans and commercial papers	—	110,000
Proceeds from issuance of bonds and long-term loans	—	100,000
Repayments of bonds and long-term loans	(26,900)	(246,091)
Proceeds from the settlement of cross currency interest rate swaps related to bonds	—	60,063
Acquisition of treasury shares	(26,929)	(2,326)
Interest paid	(52,719)	(49,711)
Dividends paid	(140,007)	(139,811)
Repayments of lease liabilities	(20,996)	(21,613)
Other, net	(42)	(8,943)
Net cash used in financing activities	(267,593)	(198,433)
Net decrease in cash and cash equivalents	(84,278)	(234,237)
Cash and cash equivalents at the beginning of the year	849,695	533,530
Effects of exchange rate changes on cash and cash equivalents	32,720	18,759
Cash and cash equivalents at the end of the period	798,137	318,051

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Six-month
Period Ended September 30, 2023 (Consolidated)
(6) Notes to Condensed Interim Consolidated Financial Statements
(Significant Uncertainty Regarding Going Concern Assumption)
Not applicable.
(Material Accounting Policies)
Material accounting policies adopted for the condensed interim consolidated financial statements are the same as those adopted for the consolidated financial statements as of and for the fiscal year ended March 31, 2023.
Takeda calculated income tax expenses for the six-month period ended September 30, 2023, based on the estimated average annual effective tax rate.
(Significant Changes in Equity Attributable to Owners of the Company)
Not applicable.
(Significant Subsequent Events)
Not applicable.